

March 20, 2013

Taylor V. Edwards, Esq.
Vice President & Senior Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York   10281-1008

> Re: Oppenheimer Main Street Small Cap Fund
> File Nos.: 333-186810; 811-22806

Dear Mr. Edwards:

We have reviewed the registration statement on Form N-1A, filed on February 22, 2013, for the Oppenheimer Main Street Small Cap Fund (the "Fund").   Based upon Securities Act Release No. 6510 and the representations contained in your letter dated February 22, 2013, we conducted a selective review of the registration statement. We have the following comments.

Prospectus

Fees and Expenses of the Fund

1. Please disclose in a footnote to the fee table that "Other Expenses" are based on estimated amounts for the current fiscal year. *See* Instruction 6 to Item 3 of Form N-1A.

Principal Investment Strategies and Risks

2. The prospectus states in this section that there are "principal" risks and "main" risks. This may be confusing to the reader. Thus, please define the risks as "principal," as required in Item 4 of Form N-1A.

3. The prospectus states that the Fund considers small-cap companies to be those having a market capitalization in the range of the Russell 2000 Index, however, the prospectus does not define the dollar capitalization of small-cap companies. Please revise this section to indicate that, for purposes of this definition, the capitalization range of the Russell 2000 Index will be as of the time of its most recent capitalization, as of the reconstitute date. Also, please disclose in this section what that capitalization range was as of the most recent recapitalization date.

4. The principal risks include a risk of investing in foreign securities, adding that the risk may be greater for investments in developing and emerging markets countries. Please expand this risk to include any special risks in investing in small-cap companies in foreign, developing, and emerging countries.

5. The Fund can invest in derivatives. Please disclose the maximum amount of assets that will be invested in derivatives. Please disclose the specific reason the Fund will invest in derivatives. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used for hedging and speculation. Please describe in this section what types of derivatives the Fund expects to use and how it expects to use them. In general, *see* Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

6. The prospectus states that the Fund can invest in Oppenheimer Institutional Money Market Fund. The fee table does not include a line item for Acquired Fund Fees and Expenses. In the event the AFFE incurred exceeds 0.01% of the average net assets of the Fund, please include these fees and expenses in the fee table.

Statement of Additional Information

7. The SAI states that the Fund will invest in repurchase agreements. Please disclose the Fund's policy on the amount it may invest in repurchase agreements.

8. Please file as exhibits the advisory contracts entered into by the manager and thesub-advisor. Also, please confirm that the substantive terms of the contracts are fully described in the SAI.

General Comments

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel